EXHIBIT 11.1
COMPUTATION OF EARNINGS PER SHARE
(unaudited)

	Three Months Ended		Six Months Ended
	April 30,		April 30,
	2006	2007	2006	2007

Numerator:
Net (loss)	$(1,928,313)	$(292,999)	$(2,759,197)	$(1,429,154)

Denominator:
Denominator for basic earnings per share- weighted-average shares	14,098,542	14,275,372	14,073,747	14,268,627
Effect of dilutive securities:
Employee stock options	—	—	—	—
Warrants	—	—	—	—

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	14,098,542	14,275,372	14,073,747	14,268,627

Basic and diluted (loss) per share:
Basic and diluted (loss) per share	$(0.14)	$(0.02)	$(0.20)	$(0.10)